December 22, 2017	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351

VIA EDGAR AND E-MAIL

Mr. Frank Buda
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 15 to the Registration Statement on Form N-6 for ISP Choice (File Nos. 333-149362; 811-04328) (“Registration Statement”)

 Dear Mr. Buda:

On behalf of Foresters Life Insurance and Annuity Company (“FLIAC”), set forth below are comments that you provided on November 14 and 15, 2017 concerning Post-Effective Amendment No. 15 to the Registration Statement on Form N-6 (the “Post-Effective Amendment”) with respect to the variable life insurance policy called ISP Choice.  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on September 29, 2017, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder.  Your comments are set forth below and are followed by FLIAC’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.
Prospectus
1.
Cover page: The first full paragraph states that an ISPC-15 Policy is “fully underwritten” and that an ISPC-WL Policy uses “standard underwriting procedures.”  Please reconcile these terms and, if they have the same meaning, use one consistently throughout the prospectus.

Response: The terms “fully underwritten” and “standard underwriting procedures” have the same meaning.  FLIAC has revised the prospectus to refer to “standard underwriting procedures” throughout.

2.
Cover page: The last full paragraph states “FLIAC does not guarantee the performance of the segregated investment options under the Separate Account B that correspond to the Funds of the Life Series Funds (“Funds”).”  Please delete the words “Funds of the” from this sentence.

K&L GATES LLP
1601 K STREET NW   WASHINGTON   DC 20006
T +1 202 778 9000  F +1 202 778 9100  klgates.com

Frank Buda
December 22, 2017

Response: FLIAC has revised the sentence to read as follows:

FLIAC does not guarantee the performance of the segregated investment options under the Separate Account B that correspond to the ~~Funds~~ series of the Life Series Funds (“Funds”).
3.	Policy Benefits (p. 3): Please disclose in the last paragraph which optional riders are not available in which states, or include a cross reference to such disclosure.
Response: FLIAC has added an Appendix A to the prospectus, which lists which optional riders are not available in which states.  FLIAC has inserted a cross reference to Appendix A such that the last paragraph on page 3 is revised as follows:

Subject to availability in Your State (see Appendix A), We offer optional insurance riders to add benefits to the Policy. You pay an additional premium amount for each rider and certain age, insurance underwriting requirements, limitations and restrictions apply.  The additional rider premium is excluded from the invested net premium. You may terminate a rider at any time and Your premium will be adjusted accordingly. Premiums for certain optional riders are not necessarily level for the term of the rider.  See “Optional Insurance Riders” for further details.

4.	Policy Risks (p. 4): Please define or explain the term “modified endowment contract” (“MEC”) here.
Response: FLIAC notes that the term “modified endowment contract” is explained on page 45 of the prospectus and has added a cross-reference on page 4 to the appropriate section as follows:

If you make a partial surrender, reduce the Face Amount, eliminate a rider, or make any other material change to the Policy after it is issued, the Policy may become a modified endowment contract (“MEC”).  See “Federal Tax Information — Surrenders and Loans” for more information.  This can have adverse tax consequences to You.

5.	Fee Tables (p. 7): The cells for the maximum fee charge for ISPC-WL with a Face Amount less than or equal to $150,000 appear to have shifted down. Please correct the formatting.
Response: FLIAC has made the requested change.
6.	Fee Tables (p. 9): In the discussion of Modal Premium Charge in footnote 6, please consider providing an example of how this charge is calculated later in the prospectus and provide a cross reference.
Response: FLIAC has revised footnote 6 as follows:

Frank Buda
December 22, 2017

The Modal Premium Charge is derived by multiplying the matching Modal Premium Percentages by the modal Premium (excluding any extra premium for substandard coverage and optional riders) less modal Premium Charge, Policy Face Amount Charge and Policy Charge. For example, for Our Representative Insured issued with a $50,000 Face Amount ISPC-15 Policy, the Modal Premium Charge is $5.73 if the Policyholder pays the premiums quarterly. This Modal Premium Charge is calculated as the quarterly Modal Premium Charge percentage of 0.024273 multiplied by the quarterly premium (excluding extra premiums) less quarterly Premium Charge, Policy Face Amount Charge and Policy Charge, which is equal to $236.10. If You pay Your premiums annually, the Modal Premium Charge is zero.

7.	Fee Tables (p. 10): Please correct the spelling error on page 10 to read “Cost of Insurance.”
Response: FLIAC has made the requested change.
8.	a.	Fee Tables (p. 11): The paragraph introducing the Total Annual Fund Operating Expenses table is italicized. Please un-italicize this paragraph.
Response: FLIAC has made the requested change.
b.
Fee Tables (p. 11): As per Item 3, section (4)(d)(i) of Form N-6, please provide the minimum and maximum Total Annual Fund Operating Expenses as of the most recent fiscal year, rather than June 30, 2017.

Response: FLIAC has revised the minimum and maximum Total Annual Fund Operating Expenses to reflect the most recent fiscal year, December 31, 2016.
c.
Fee Tables (p. 11): Please clarify for the staff whether FLIAC has restated only the maximum Total Annual Fund Operating Expenses to June 30, 2017 or whether FLIAC has restated both the minimum and maximum Total Annual Fund Operating Expenses to June 30, 2017.

Response:     FLIAC has revised the minimum and maximum Total Annual Fund Operating Expenses to reflect the most recent fiscal year and confirms that it has restated only the maximum Total Annual Fund Operating Expenses.
9.	a.
The Fixed Account (p. 14): The first full paragraph states “[t]he staff of the SEC has therefore not reviewed the disclosures in this prospectus that relate to the Fixed Account assets.”  Please delete this sentence.

Response: FLIAC has made the requested change.
b.
The Fixed Account (p. 14): The first full paragraph also states “[d]isclosures regarding the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws . . . .”  Please change “may be subject to” to “are subject to.”

Frank Buda
December 22, 2017

Response:  FLIAC has made the requested change.

10.	a. Life Series Funds (p. 14): Please disclose how the Funds are selected as well as any conflicts of interest.
Response: FLIAC has revised the second paragraph of the “Life Series Funds” section on page 15 as follows:
The Life Series Funds are selected to provide an appropriate range of investment options for persons invested in the Policies from conservative to more aggressive investment strategies.  Our affiliate, FIMCO is the investment adviser of the Life Series Funds and receives investment management fees for its services. FIMCO pays a portion of its investment management fees to subadvisers who manage the Life Series Funds. Because We are affiliated with FIMCO, We may indirectly benefit from any investment management fee FIMCO retains. FIMCO is a New York corporation located at 40 Wall Street, New York, New York 10005. FIMCO and the Life Series Funds have retained Smith Asset Management Group, L.P., 100 Crescent Court-Suite 1150, Dallas, Texas 75201 to serve as subadviser of the Select Growth Fund; Vontobel Asset Management Inc., 1540 Broadway, New York, New York 10036 to serve as the subadviser of the International Fund; Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022 to serve as subadviser for the Fund For Income; and Ziegler Capital Management, LLC, 170 West Madison Street, 24th floor, Chicago, IL 60602 to serve as subadviser for the Covered Call Strategy Fund. See the Life Series Funds prospectus for more information about the investment adviser and subadvisers.

b.	Life Series Funds (p. 14): As per Item 4(d), please include a conspicuous statement regarding how investors may obtain prospectuses for the Funds.

Response: FLIAC has made the requested change and added the following sentence to the last paragraph on page 15:

You may obtain a Life Series Funds prospectus by writing to Us at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837, calling Us at 1-800-832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or faxing Us at 732-510-4209.  You also can obtain a Life Series Funds prospectus through Our website at www.foresters.com.

11.
Systematic Transfer Option (p. 23): The second paragraph of this section states that FLIAC may impose a charge in the future for this option.  Please disclose the maximum fee for this option in the fee table.

Response: FLIAC has revised the fee table on page 6 to reflect the maximum fee for this option.  FLIAC also has revised the disclosure on page 23 that it may impose a charge in the future for this option as follows:

However, We reserve the right to impose a charge in the future for this option not to exceed $10.

Frank Buda
December 22, 2017

12.
Automated Subaccount Reallocation Option (p. 24): The second to last paragraph in this section states that FLIAC may impose a charge in the future for this option.  Please disclose the maximum fee for this option in the fee table (see Comment 11).

Response: FLIAC has revised the fee table on page 6 to reflect the maximum fee for this option.  FLIAC also has revised the disclosure on page 24 that it may impose a charge in the future for this option as follows:

However, We reserve the right to impose a charge for this option in the future not to exceed $10.

13.	Guaranteed Insurance Amount (p. 26): Please describe or provide a cross reference to how the Face Amount is reduced for loans or partial surrenders.
Response: FLIAC has revised the heading and first paragraph of “The Guaranteed Insurance Amount” as follows:
~~The Guaranteed Insurance Amount~~
~~(Face Amount)~~
Face Amount — the Guaranteed Minimum Death Benefit
We guarantee that the death benefit on Your Policy will never be less than the Policy's Face Amount, which is the guaranteed ~~insurance amount~~ minimum death benefit (reduced for loans and partial surrenders). During the first Policy Year, the death benefit is equal to the guaranteed ~~insurance amount~~ minimum death benefit. Thereafter, We determine the death benefit on each Policy anniversary for the next Policy Year by adjusting the death benefit by the change in the Variable Insurance Amount on the Policy anniversary. This is the death benefit payable if the Insured dies during the following Policy Year. In the event of a loan or partial surrender, the Face Amount is reduced (see “Policy Loans” and “Policy Surrenders” for more information).

14.
Guaranteed Insurance Amount; Variable Insurance Amount (pp. 26-27): Please supplementally disclose how counting the Variable Insurance Amount as $0 is consistent with the redeemability provisions of the 1940 Act.  For example, why does the death benefit in the first year not take into account the Variable Insurance Amount?

Response:     The disclosure referenced in the staff’s comment refers to the formula that is set by the Policy for calculating the death benefit, and does not refer to, and is unrelated to, the amount that is available upon redemption of the Policy.  A Policy owner may redeem his or her Policy for its Surrender Value, in whole or in part, at any time as described in the prospectus.  FLIAC believes that the redemption provisions are consistent with the redeemability requirements of the 1940 Act.
15.	Variable Insurance Amount (p. 27): Please consider providing examples to demonstrate how the Variable Insurance Amount is calculated and how it may increase or decrease.

Frank Buda
December 22, 2017

Response:     FLIAC has added the following disclosure to the end of the Variable Insurance Amount section on page 27:

For example, at the beginning of the first Policy Year, the Total Benefit Base and the Assumed Benefit Base for Our Representative Insured issued at issue age 35, with a $50,000 Face Amount ISPC-15 Policy and paid annually are both set to the initial net premium, or $908.09.  Assuming that the annual actual net investment return rate is 6%, the Total Benefit Base grows to $962.58 at the end of the Policy Year.  With an assumed investment return of 4%, the Assumed Benefit Base increases from $908.09 to $944.41.  The difference in the Total Benefit Base and the Assumed Benefit Base results in an Excess Investment Return of $18.17, which is then divided by the net single premium at age 36 of 0.21548 per $1 to derive an additional Variable Insurance Amount of $84.32 purchased on the Policy anniversary.  The Variable Insurance Amount is $0 when the Policy is issued, and it increases to $84.32 after the additional Variable Insurance Amount is purchased.  The death benefit is the Face Amount plus the positive Variable Insurance Amount, or $50,084.32.

On the other hand, assuming the annual actual net investment return is 2%, the Total Benefit Base decreases to $926.24  at the end of the Policy Year, resulting in an Excess Investment Return of negative $18.17 (i.e. $926.24 - $944.41), and the resulting Variable Insurance Amount purchased will be negative $84.32 (i.e. negative $18.17 divided by 0.21548).  In this case, although the cumulative Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death benefit of $50,000 (i.e. Face Amount).

16.
a.                      Policy Surrenders (p. 29): The third paragraph of this section states that “[w]e will usually pay the Surrender Value within seven days if we have received all necessary forms.  However, We may delay payment for the following reasons . . . .”  Please clarify whether FLIAC may delay payments beyond seven days.

  Response: FLIAC has revised the first bullet point under Policy Surrenders as follows:
•	A recent payment that You made by check has not yet cleared the bank (We will not wait more than 15 days for a check to clear),
FLIAC notes that the second and third bullet points are scenarios in which delayed payments, which may extend beyond seven days, are permitted under Section 22(e) of the 1940 Act.

b.
Policy Surrenders (p. 29): The sentence immediately following the bullet points states that FLIAC may delay payment of the Surrender Value beyond 30 days.  Please explain the legal basis for this procedure and whether this applies to both full and partial surrenders.

Frank Buda
December 22, 2017

Response: As discussed in its response to Comment 16.a, FLIAC notes that the second and third bullet points are circumstances under which payments may be delayed as permitted under Section 22(e) of the 1940 Act, and such delays may extend beyond 30 days.  FLIAC has revised the paragraph immediately following the bullet points as follows:

If, due to either the second or third scenario discussed above, ~~We will pay interest if~~ We delay payment of the Surrender Value beyond 30 days from the date that We have received all necessary forms, We will pay interest from the effective date of the surrender.
17.	Settlement Options (p. 32): In the “Life Income Only” subsection, please disclose what happens if the person dies before any life payments are made.
Response: FLIAC has revised the “Life Income Only” subsection as follows:
Life Income Only - Payments made only while the person on whose life the payments are based is alive.  If the person on whose life the payments are based dies before any life payments are made, then no payments will be made.
18.	Optional Insurance Riders (p. 32): Please clarify when each rider can or must be elected.
Response: Please see FLIAC’s response to Comment 19, below.
19.	Optional Insurance Riders (p. 32): Please disclose here or in an appendix to the prospectus the states where each rider is not available.
Response: FLIAC has revised the first sentence under “Optional Insurance Riders” to include a cross-reference to Appendix A and to address Comment 18 as follows:
Currently, the following riders may be included in a Policy ~~at issue, but not added thereafter,~~ in states where available (see Appendix A).  If You wish to elect one or more of these riders, You must do so at the time Your Policy is issued.
20.
Accidental Death Benefit (p. 32): This section states that “[t]he amount of the benefit is equal to the Face Amount of the Policy, but cannot exceed an amount equal to $200,000, minus the sum of the Insured’s accidental death benefit coverage in all companies.”  Please clarify the meaning of this last clause.

Response: FLIAC has revised this sentence as follows:
The amount of the benefit is equal to the Face Amount of the Policy, but cannot exceed an amount equal to $200,000, minus the sum of the Insured’s accidental death benefit coverage in all other insurance companies.

Frank Buda
December 22, 2017

21.	Optional Insurance Riders (p. 32): Please clarify for each rider what is meant by “Insured’s issue age” and present this consistently for each rider.
Response: FLIAC has revised this section to clarify what is intended.  In the event that the Insured refers to the original Policy’s Insured, then the description refers to Policy Insured.  Note that we have made additional changes to clarify the provisions of the Optional Insurance Riders.
22.	Optional Insurance Riders (p. 33): Please clarify whether each rider defines “total disability” differently. If not, please define “total disability” here.
Response: The Waiver of Premium rider is the only rider that uses the term “total disability.”  FLIAC has revised the “Waiver of Premium” rider disclosure as follows:
You can choose to obtain a waiver of premium rider if the Policy Insured’s issue age is 15 to 55. Under the rider, We will waive all premiums falling due after the date of commencement of the disability and for as long as the disability continues. Disability, for this purpose, means a total disability ~~(as defined in the rider)~~ of the Insured, which continues for at least six months. Total disability means that the Policy Insured must be unable to engage for remuneration or profit in any occupation for which he or she is or could be suited by reason of education, training or experience.  Being a student is considered engaging in an occupation. The waiver of premium only applies to disabilities that commence before the Policy anniversary when the Policy Insured reaches age 60.
23.	a.	Children’s Term Life Insurance Rider (p. 33): Please complete the first sentence to the first paragraph of this section as it appears a word is missing at the end.
Response: FLIAC has revised the first sentence as follows:
You may purchase life insurance on children who are qualified under the terms of this rider.
b.	Children’s Term Life Insurance Rider (p. 33): Please correct the spelling mistake in the third to last sentence of this section.
Response: FLIAC has made the requested change.
24.	a. Right to Examine (p. 35): Please disclose the amount that will be returned upon cancellation.
Response: Please see response to Comment 24.a, below.
b.
Right to Examine (p. 35): This section indicates that the right to examine period varies by state and is stated on the cover of the Policy.  Please be aware that all material state variations must be disclosed in the prospectus or an appendix to the prospectus.

Frank Buda
December 22, 2017

Response: FLIAC has added an Appendix B to the prospectus, which discusses the state variations among right to examine provisions including the length of time a Policyholder has to return the Policy and the amount that the Policyholder will receive upon return.  The paragraph under “Right to Examine” is revised as follows:

You have a period of time to review Your Policy and cancel it for a refund of premiums paid. The duration and terms of the "right to examine" period vary by state~~, and are stated on the cover of Your Policy~~(see Appendix B).  At a minimum You can cancel Your Policy within 10 days after receipt. You must return Your Policy along with a written request for cancellation.

25.
Default and Options on Default (p. 36):  The fifth paragraph on this page discusses when the Subaccount Benefit Base is transferred from the Separate Account to the Company’s General Account.  Please disclose more fully the consequences of this transfer.

Response: FLIAC has made the requested change.  The paragraph now reads as follows:
When the Policy is continued as paid-up extended term insurance, the Subaccount Benefit Base is transferred from the Separate Account to the Company’s General Account.  As a result, the assets from the Subaccount Benefit Base will be subject to general liabilities from Our business operations and to claims by Our general creditors.
26.	a.	Right to Exchange Options (pp. 36-37): Please confirm that the exchange option described in the first sentence of this section only applies in New York. If it does not, please clarify.
Response: FLIAC confirms that the exchange option describe in the first sentence of this section applies only in New York.
b.	Right to Exchange Options (p. 37): Please specify whether any fees or sales charges are imposed on either exchange option.
Response: There are no fees or sales charges imposed on either exchange option.  The first paragraph under “Right to Exchange Options” is revised as follows:
The exchange options allow You to exchange this Policy, under certain conditions, for a permanent fixed benefit life insurance Policy if this Policy was issued in the State of New York. There are no fees or sales charges imposed on either exchange option.
27.
State Variations (p. 38): Please revise the last sentence of the first paragraph to indicate that investors should refer to their Policy and any applicable riders for terms that are specific to their characteristics.

Response: FLIAC has made the requested change.  The paragraph is revised as follows:

Frank Buda
December 22, 2017

Where required by state law, there may be variations in the Policy which are covered by a special form of the Policy for Your state.  Your Policy, as a result, may differ from those described in this prospectus. ~~Your actual Policy, with any endorsements, amendments and riders, is the controlling document.~~  You should refer to Your Policy and any applicable riders for terms that are specific to Your characteristics.
28.	Reinstatement (p. 39): Please clarify what is meant by “evidence of insurability.” For example, whether a person has to submit to medical underwriting.
Response: FLIAC has revised the paragraph under “Reinstatement” to read as follows:
If the Policy terminates, You may apply for reinstatement within three years of termination. A Policy surrendered for cash or for which the extended term insurance option was in effect may not be reinstated.  To reinstate, You must present evidence of insurability acceptable to Us, which, in some cases, may involve standard underwriting, including a medical examination, and You must pay Us the greater of:
29.
Surrenders and Loans (p. 45): Please provide disclosure as to the two tax tests applicable to Policies issued under this Registration Statement, the guideline premium test and the value accumulation test.  For example, which test applies, does a Policyholder have a choice and when must that choice be made?

Response: We believe that the Policy qualifies as a life insurance contract for federal income tax purposes because it meets the definition of "life insurance contract" in Section 7702 of the Internal Revenue Code of 1986, as amended ("Code")~~, and the~~. Under Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a guideline premium test or a cash value accumulation test. We have designed Your Policy to comply with only the cash value accumulation test.  The investments of each Subaccount ~~satisfies~~ also satisfy the investment diversification requirements of Section 817(h) of the Code.  Consequently:

30.	Policies that Are MECs (p. 47): Please clarify what it means to be taxed on an “income first” basis.
Response: FLIAC has revised the “Policies that Are MECs” section as follows:
A Policy that is classified as a MEC continues to be a life insurance contract for purposes of the federal income tax treatment of the death benefit and inside build-up. However, distributions are treated differently. Distributions from a Policy that is classified as a MEC are taxed on an "income first" basis (that is, if a Policy is a MEC, generally distributions are taxed as earnings first, followed by a return of the Policy’s cost basis).  If a Policy is a MEC, distributions include partial and full surrenders. Also, Policy loans from a MEC may be taxable. Furthermore, if a Policy becomes a MEC, distributions that occur prior to the date on which it became a MEC may also be subject to the MEC rules. Finally, subject to certain exceptions, taxable withdrawals that are made from a MEC prior to age 59 ½ are subject to an

Frank Buda
December 22, 2017

additional 10% penalty.

31.
Voting Rights (p. 50):  The second to last paragraph on this page indicates that FLIAC will vote its shares as it deems appropriate where there are no shares held in any Subaccount.  Please clarify to reflect that this is referring to instances where there are no shares held by Policyholders in any Subaccount.

Response: FLIAC has made the requested change.  The sentence is revised as follows:
However, we will vote Our own shares as We deem appropriate where there are no shares held by Policyholders in any Subaccount.
Part C

32.
Exhibits (p. C-1): With respect to Exhibit (q) in which FLIAC claims an exemption pursuant to Rule 6e-2(b)(12)(ii) under the 1940 Act, please either file an Issuance, Transfer and Redemptions Procedures Memo or supplementally disclose to the staff where in the Registration Statement the relevant information can be found.

Response: FLIAC has included the requested exhibit.  In addition, the procedures are described in the following sections of the Registration Statement: Policy Application Process, Allocation of Net Premiums to Investment Options and Accumulation Value.
33.	Fee Representation (p. C-7): Please delete the second sentence on this page.
Response: FLIAC has made the requested change.
34.	Signature Page (p. C-8): Please confirm that the Principal Accounting Officer has signed the Registration Statement.
Response: FLIAC confirms that the Principal Accounting Officer has signed the Registration Statement.
* * * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (202) 778-9351 or Diane E. Ambler at (202) 778-9886.

Sincerely, /s/ Mark C. Amorosi Mark C. Amorosi

Enclosure
cc:	Mary Carty Foresters Financial Holding Company, Inc. Diane E. Ambler K&L Gates LLP

ISP CHOICE
(ISPC-15 & ISPC-WL)
A Level Premium Variable Life Insurance Policy
with two premium payment period options

Offered By Foresters Life Insurance and Annuity Company Through First Investors Life Separate Account B.
40 Wall Street, New York, New York 10005 / 1(800) 832-7783
This prospectus describes an individual Level Premium Variable Life Policy (the "Policy") that is offered by Foresters Life Insurance and Annuity Company ("FLIAC", "We", "Us" or "Our"; "You" and "Your" refer to a prospective or existing owner of a Policy) through First Investors Life Separate Account B ("Separate Account B").  Two premium payment period options are available: 15-year ("ISP CHOICE-15" or "ISPC-15") and pay-to-age-100 ("ISP CHOICE-Whole Life" or "ISPC-WL").  An ISPC-15 Policy uses standard underwriting procedures.  An ISPC-WL Policy uses standard underwriting procedures if issued with Face Amounts above $150,000, and non-medical underwriting if issued with Face Amounts of $150,000 or less.
Please read this prospectus and keep it for future reference. It contains important information, including all material benefits, features, rights and obligations under a Policy, that You should know before buying or taking action under a Policy. This prospectus is valid only when accompanied by the current prospectus for the First Investors Life Series Funds ("Life Series Funds").
The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed judgment on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
FLIAC does not guarantee the performance of the segregated investment options under the Separate Account B that correspond to the series of the Life Series Funds ("Funds"). The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. The Policy involves investment risk, including possible loss of principal amount invested.

less than the Policy's Face Amount (the guaranteed minimum death benefit), reduced by any outstanding Policy loans, accrued loan interest, and due and unpaid premiums.
The Subaccounts invest in corresponding Funds of the Life Series Funds. Each Fund is a professionally managed mutual fund with its own investment objectives, strategies and risks. The Fixed Account, which is part of Our General Account, bears interest at a fixed guaranteed minimum interest rate, plus any additional interest that, in Our sole discretion, We may declare. Your Accumulation Value (see "Accumulation Value") and Variable Insurance Amount (see "The Variable Insurance Amount") will fluctuate based on a number of factors including the performance of the Subaccounts You select and the proportion of Your Accumulation Value which You allocate to the Fixed Account.
You may change Your allocation of future premiums subject to certain limitations. You may also change the allocation of Accumulation Values among the Subaccounts, or among the Subaccounts and the Fixed Account, through Transfers of Accumulation Value, or Automated Subaccount Reallocations, or Systematic Transfers. Changes to the allocations of Accumulation Values are subject to certain conditions and restrictions described elsewhere in this prospectus.
You may borrow up to 75% of the Policy Cash Value during the first three Policy Years and up to 90% of the Cash Value thereafter, if You assign Your Policy to Us as sole security. While the receipt of the principal of a Policy loan is generally not taxable, the loan amount may become taxable under certain circumstances.
You may also fully surrender the Policy at any time while the Insured is living. The amount payable will be the Cash Value less any outstanding loan balance, including any accrued loan interest ("Surrender Value"). A surrender is a taxable event. You may surrender a portion of the Policy's Cash Value on any Policy anniversary provided You meet Our requirements. Partial surrenders are not permitted if You have an outstanding Policy loan. Partial surrenders may have adverse tax consequences and will reduce the guaranteed minimum death benefit and the death benefit.
Subject to availability in Your state (see Appendix A), We offer optional insurance riders to add benefits to the Policy. You pay an additional premium amount for each rider and certain age, insurance underwriting requirements, limitations and restrictions apply.  The additional rider premium is excluded from the invested net premium. You may terminate a rider at any time and Your premium will be adjusted accordingly. Premiums for certain optional riders are not necessarily level for the term of the rider.  See "Optional Insurance Riders" for further details.
POLICY RISKS
Because of the insurance costs, the Policy is not suitable for You unless You need life insurance. If You have no need for life insurance, You should consider a different type of investment.
The Policy involves a long-term commitment on Your part, and You should have the intention and financial ability to make the required premium payments. It is not suitable as a short-term savings vehicle.
The Policy is different from fixed-benefit life insurance because You bear the investment risks. The death benefit and Cash Value will increase or decrease as a result of the investment experience of the Subaccounts You select. However, the guaranteed minimum death benefit is never reduced based on negative performance of the Subaccounts. We bear the investment risk that the Fixed Account will produce a return equal to at least principal plus the minimum guaranteed rate of return. Because You may allocate no more than 50% of Your net premiums to the Fixed Account, investing in the Fixed Account does not eliminate investment risks.
If You make a partial surrender, reduce the Face Amount, eliminate a rider, or make any other material change to the Policy after it is issued, the Policy may become a modified endowment contract ("MEC").  See "Federal Tax Information — Surrenders and Loans" for more information.  This can have adverse tax consequences to You.
If You decide to take Policy loans, they may reduce the future death benefit and Cash Values of Your Policy, whether or not You repay the loans, because loans may undermine the growth potential of Your Policy. While the receipt of the principal of a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or if the Policy has been converted into a MEC.  A Policy loan may also cause a Policy to terminate if the outstanding loan balance exceeds the Cash Value, due to fluctuation in the values of the Subaccounts selected or other factors.  In such case, the entire amount of the loan balance is immediately taxable to the extent it exceeds Your basis in the Policy.

Maximum Systematic Transfer Option Transfer Fee and Automated Subaccount Reallocation Transfer Fee	Upon transfer under the Systematic Transfer Option or Automated Subaccount Reallocation Option	$10(5)
Maximum Face Amount Charge (Per $1,000 Face Amount) (6)	Upon each premium payment		ISPC-15	ISPC-WL
				Face Amount greater than $150,000	Face Amount less than or equal to $150,000
		Minimum	$1.25	$0.25	$2.00
		Maximum	$2.75	$1.25	$2.00
		Representative case(3)	$2.75	$1.25	$2.00
Maximum Policy Charge (6)	Upon each premium payment	$95
Modal Premium Charge (7)	Upon each premium payment	Annual: 0.000000 Semi-annual: 0.009996 Quarterly: 0.024273 Monthly: 0.039196

payment	Representative case(3)	$2.71	$2.54	Not available

(1) The table assumes that premiums are paid at issue and then on each Policy anniversary. If You pay Your premium on an installment basis over the course of a Policy Year, the charges, which are premium-based, will be prorated over those payments.
(2) The Policy allows You to select the period of time over which You will pay premiums. The transaction fees and other charges and expenses shown in the table apply to all premium payment periods unless specifically noted. There are two premium payment period options available. In the case of ISPC-15 You pay premiums for 15 years and in the case of ISPC-WL You pay premiums until You reach age 100.
(3) The Representative case is based on Our Representative Insured.  This is a male, age 35 at the time the Policy is issued, and is in Our Standard Non-tobacco underwriting class. The guaranteed maximum premiums are shown.
(4) We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account.
(5) Currently, transfers made under these options are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies.
(6) Values shown reflect annual premium mode.  Non-annual premium mode values will reflects modal adjustment factors (See "Premium Payment Mode Adjustment").
(7) The Modal Premium Charge is derived by multiplying the matching Modal Premium Percentages by the modal Premium (excluding any extra premium for substandard coverage and optional riders) less modal Premium Charge, Policy Face Amount Charge and Policy Charge. For example, for Our Representative Insured issued with a $50,000 Face Amount ISPC-15 Policy, the Modal Premium Charge is $5.73 if the Policyholder pays the premiums quarterly.  This Modal Premium Charge is calculated as the quarterly Modal Premium Charge percentage of 0.024273 multiplied by the quarterly premium (excluding extra premiums) less quarterly Premium Charge, Policy Face Amount Charge and Policy Charge, which is equal to $236.10.   If You pay Your premiums annually, the Modal Premium Charge is zero.
(8) The benefit issued may not exceed $200,000 less all of the Insured's accidental death benefit coverage in all other insurance companies.
(9) Only the level premium ranges for an initial 20 year period are shown.  After the 20 year period, the premiums increase for subsequent level periods of 20 years or less.  The spouse term rider is only available in an amount of $25,000.

The next table describes the fees and expenses that We may deduct from Your Accumulation Value periodically over the life of the Policy. These fees and expenses do not include operating fees and expenses of the Funds.
Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance(1)	Last Day of Policy Year and/or Upon Surrender(2)		ISPC-15	ISPC-WL
				Face Amount greater than $150,000	Face Amount less than or equal to $150,000
		Minimum(3)	$0.18 per $1,000 of net amount at risk (NAR)	$0.43 per $1,000 NAR
		Maximum(3)	$1,000 per $1,000 NAR
		Representative Case(4)	$1.12 per $1,000 NAR
Mortality and Expense Risk Charge	Daily	Effective Annual Rate of Your Subaccount Value	Year(s)	ISPC-15	ISPC-WL
					Face Amount greater than $150,000	Face Amount less than or equal to $150,000
			1 to 15	0.50%	0.50%	0.50%
			16 to 20	0.25%	0.50%	0.50%
			21 and beyond	0.25%	0.25%	0.25%
Policy Loan Interest	Policy Anniversary	6% of the outstanding loan(5)
Income Tax Charge(6)	Not charged	None deducted

(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured's age, sex, Underwriting Class of Risk, as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative. The NAR under a Policy is equal to the Policy's guaranteed minimum death benefit, plus the Variable Insurance Amount, minus the Accumulation Value. The NAR may decrease or increase each year depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.
(2) If the Total Benefit Base at the end of the first Policy Year is less than the cost of insurance due, the balance will be included in the cost of insurance charged on the last day of the following Policy Year.
(3) The minimum charge reflects the annual cost of insurance rate per $1000 of NAR for a female, age 5 for ISPC-15, and for a female, nonsmoker, age 18 for ISPC-WL. The maximum charge reflects the annual cost of insurance rate per $1000 of NAR for all rating classifications at age 120.
The maximum first year cost of insurance charge based on the maximum issue age for the Policy is equal to $17.41 per $1000 of NAR for ISPC-15 and ISPC-WL.
(4) The representative case is based on Our representative Insured. This is a male, age 35 at the time the Policy is issued and is in Our standard on-tobacco underwriting class. There is no difference in the cost of insurance between the standard and non-standard class. The charge indicated is the maximum rate We can deduct for the first year cost of insurance charge.
(5) Because We transfer from the Separate Account to Our General Account an amount equal to the amount of the loan, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 4% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 2%.
(6) We reserve the right to impose this charge if We incur taxes attributable to Separate Account B.
The next table below describes the range of fees and expenses for the Funds that You will indirectly pay during the time that You own the Policy. The table shows the minimum and maximum Total Annual Fund Operating Expenses as of December 31, 2016. These expenses may be higher or lower in the future. More detail concerning each Fund's fees and expenses is contained in the accompanying prospectus for the Funds.
Total Annual Fund Operating Expenses
	Minimum	Maximum(1)
Range of expenses that are deducted from Fund assets, including management fees and other expenses.	0.79%	1.73%
(1) The maximum total annual fund operating expenses have been restated to reflect current operating expenses.

 entire risk that the investments in Our General Account may not achieve the minimum guaranteed or declared rates of return.
Amounts allocated to the Fixed Account, and any guarantees under Your Policy that exceed Your Policy Accumulation Value (such as those that may be associated with the death benefit), are paid from the General Account. Any such amounts that We are obligated to pay in excess of Your Policy Accumulation Value are subject to Our financial strength and claims-paying ability. The Fixed Account is not registered under the Securities Act of 1933. Moreover, neither the Fixed Account nor the General Account is registered as an investment company under the 1940 Act.  Disclosures regarding the Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.
Life Series Funds
Each of the Subaccounts available under the Policy invests in a corresponding Fund of the Life Series Funds. Each Fund is an open-end management investment company registered with the SEC under the 1940 Act. The Life Series Funds consists of fifteen (15) separate Funds, all of which are available to Policyowners of Separate Account B. Each of the Funds offers its shares only through the purchase of a Policy or another variable life or variable annuity contract issued by FLIAC or by other insurance companies. The Life Series Funds reserves the right to offer shares to other separate accounts or directly to Us.
The Life Series Funds are selected to provide an appropriate range of investment options for persons invested in the Policies from conservative to more aggressive investment strategies. Our affiliate, FIMCO is the investment adviser of the Life Series Funds and receives investment management fees for its services. FIMCO pays a portion of its investment management fees to subadvisers who manage the Life Series Funds. Because We are affiliated with FIMCO, We may indirectly benefit from any investment management fee FIMCO retains. FIMCO is a New York corporation located at 40 Wall Street, New York, New York 10005. FIMCO and the Life Series Funds have retained  Smith Asset Management Group, L.P., 100 Crescent Court-Suite 1150, Dallas, Texas 75201 to serve as subadviser of the Select Growth Fund; Vontobel Asset Management Inc., 1540 Broadway, New York, New York 10036 to serve as the subadviser of the International Fund; Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022 to serve as subadviser for the Fund For Income; and Ziegler Capital Management, LLC, 170 West Madison Street, 24th floor, Chicago, IL 60602 to serve as subadviser for the Covered Call Strategy Fund. See the Life Series Funds prospectus for more information about the investment adviser and subadvisers.
Although some of the Funds have similar names, the same portfolio manager and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.
The following table includes the investment objective for each Fund that is available under the Policy. There is no guarantee that any of the Funds will achieve its stated objective. There is a Subaccount with the same name as its corresponding underlying Fund. You bear the entire investment risks of the Funds You select through the corresponding Subaccounts. The degree of investment risk You assume will depend on the Subaccounts (and the underlying Funds they invest in) You select. You should consider Your allocations carefully. The investment objectives, principal investment strategies, principal risks and management of the Funds are described in the accompanying Life Series Funds prospectus. You may obtain a Life Series Funds prospectus by writing to Us at Our Administrative Office, located at Raritan Plaza 1, Edison, NJ 08837, calling Us at 1-800-832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or faxing Us at 732-510-4209.  You also can obtain a Life Series Funds prospectus through Our website at www.foresters.com.
Fund	Investment Objective
Balanced Income Fund	Income as the primary objective and a secondary objective of capital appreciation.
Covered Call Strategy Fund	Long term capital appreciation.
Equity Income Fund	Total return.
Fund For Income	High current income.

processed as of the Business Day We receive them, as described in "Processing Transactions". We may defer transfers under the conditions described under "Payment and Deferment".
Telephone Transfer Option
You may make transfers of Net Benefit Base as described above via telephone by calling 1(800)832-7783.  You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call.  We may require written confirmation of your request.
We will not be liable for losses resulting from telephone requests that we believe are genuine.  We reserve the right to revoke or limit your telephone transaction privileges.  Telephone privileges may be denied to market timers and frequent or disruptive traders.
We cannot guarantee that telephone transactions will always be available.  For example, there may be interruptions in service beyond our control such as weather-related emergencies.
Systematic Transfer Option
You may request that a specified dollar amount be transferred from any one or more Subaccounts (the "originating Account(s)") to any one or more other Subaccounts (the "receiving Account(s)") at monthly or quarterly intervals, as selected. The first such systematic transfer occurs on the first Business Day of the Policy Month or Policy Quarter (successive one-month and three-month periods, respectively, measured from the issue date) that next follows the date We receive Your request. Transfers under this option may not be designated either to or from the Fixed Account. The minimum amount that may be transferred either from or to any one Account is $100. All transferred amounts must be specified in whole dollars.
The Systematic Transfer Option will terminate as to an originating Account if and when that Account is depleted. Such termination as to one originating Account will not have the effect of increasing any amounts thereafter transferred from other originating Accounts under the Systematic Transfer Option. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies; see "Transfer of Net Benefit Base" above. However, We reserve the right to impose a charge in the future for this option not to exceed $10. The Systematic Transfer Option terminates if and when the Benefit

Base remaining in all of the originating accounts is depleted. We may terminate this option or modify Our rules governing this option at Our discretion by giving you 31 days written notice.
Automated Subaccount Reallocation Option
If You request, We will automatically reallocate the Subaccount Benefit Base at quarterly intervals according to the most recent premium allocation instructions on file with Us. The first such reallocation will occur on the first Business Day of the Policy Quarter that next follows the date on which We receive Your request.
Upon reallocation, the amount of Net Benefit Base allocated to each Subaccount is equal to (a) multiplied by (b), where:
(a) is equal to:
1. The allocation percentage You have specified for that Subaccount; divided by
2. The sum of the allocation percentages for all such Subaccounts; and,
(b) is equal to the sum of the Benefit Bases in all of the Subaccounts at the time of the reallocation.
Any requested changes in Your premium allocation instructions are reflected in the next quarterly reallocation following the change. The reallocation will only affect the allocation of Benefit Bases among the Subaccounts. It will not affect the Fixed Account Benefit Base. Reallocation transfers of Subaccount Benefit Base made under this option are not subject to the minimum transfer amount described under "Transfer of Net Benefit Base". Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies. However, We reserve the right to impose a charge for this option in the future not to exceed $10.
A transfer of Net Benefit Base made while this Automated Subaccount Reallocation Option is in effect automatically terminates the option. You may subsequently re-elect this option by providing Us with notice. We may terminate or modify Our rules governing this option by giving You 31 days written notice.
Our Policies on Frequent Reallocations Among Subaccounts
The Policy is designed for long-term insurance/investment purposes. It is not intended to provide a vehicle for frequent trading or market timing. We therefore limit reallocations to six per Policy Year (not counting systematic and automated

In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the New York Stock Exchange ("NYSE"). This could cause dilution in the value of the shares held by other shareholders.
THE DEATH BENEFIT
The death benefit is the amount We pay to the named Beneficiary at the death of the Insured. It is the sum of the guaranteed minimum death benefit plus, if positive, a Variable Insurance Amount that is based upon the performance of the Subaccounts selected and the amount we have credited to You in the Fixed Account. We increase the death benefit to reflect (1) any insurance on the life of the Insured added by a rider and (2) any premium paid that applies to a period of time after the Insured's death. We reduce the death benefit to reflect (1) any outstanding Policy loan and loan interest, (2) any unpaid premium that applies to a period before the Insured's death and (3) partial surrenders. The death benefit is reduced pro rata for partial surrenders, as discussed later.
Generally, We pay the death benefit within seven days after We receive all claim requirements in a form satisfactory to Us at Our Administrative Office. If no settlement option is elected, We pay interest on death benefit proceeds from the date of death until We pay the death benefit.
There are several settlement options available, as discussed later. The Policyowner may reserve the right to change any selected settlement option prior to the Insured's death. Thereafter, if the Policyowner did not make an election, the Beneficiary may apply the proceeds to one of the settlement options. We must receive an election of, or a change to, a settlement option in writing at Our Administrative Office in a form acceptable to Us.
Face Amount — the Guaranteed Minimum Death Benefit
We guarantee that the death benefit on Your Policy will never be less than the Policy's Face Amount, which is the guaranteed minimum death benefit (reduced for loans and partial surrenders). During the first Policy Year, the death benefit is equal to the guaranteed minimum death benefit. Thereafter, We determine the death benefit on each Policy anniversary for the next Policy Year by adjusting the death benefit by the change in the Variable Insurance Amount on the Policy anniversary. This is the death benefit payable if the Insured dies during the following Policy Year. In the event of a loan or partial surrender, the Face Amount is reduced. (See "Policy Loans" and "Policy Surrenders" for more information).
We allocate assets to Our General Account to accumulate as a reserve for the contingency that the Insured will die when the guaranteed minimum death benefit exceeds the death benefit payable without such guarantee.
The Variable Insurance Amount
The Variable Insurance Amount is based upon the investment results of the Subaccounts that You have selected and the interest credited to the Fixed and Loan Accounts, if selected or applicable. We set the Variable Insurance Amount on each Policy anniversary and do not change it until the next Policy anniversary.
During the first Policy Year, the Variable Insurance Amount is zero. On the first Policy anniversary, and on each anniversary thereafter, We determine Your Variable Insurance Amount by comparing the "actual net investment return rate" of Your Subaccounts (as defined below)  with an assumed investment return of  4%,  which We call "the Assumed Interest Rate." The "actual net investment return rate" reflects the gross return on the underlying investments of Your Subaccounts plus the interest credited to the Fixed and Loan Accounts, less Fund expenses and mortality and expense risk charges.
Your Variable Insurance Amount does not change if the actual net investment return rate is exactly equal to the Assumed Interest Rate. Your Variable Insurance Amount increases if the actual net investment return rate is greater than the Assumed Interest Rate and decreases if the actual net investment return rate is less than the Assumed Interest Rate.
The amount by which Your Variable Insurance Amount will increase or decrease during any Policy Year is determined by dividing the Excess Investment Return for a Policy Year by the applicable net single premium rate that is specified in Your Policy.
The Excess Investment Return for a Policy Year is equal to the Total Benefit Base at the end of the Policy Year (the sum of all values in Your Subaccounts, Fixed Account and Loan Account), less the Assumed Benefit Base on the anniversary (the Total Benefit Base at the beginning of the Policy Year increased by any credited net premiums and increased by the 4% Assumed Interest Rate to the end of the Policy Year). The Excess

Investment Return may be positive, zero, or negative.
Your Policy includes a table of the applicable net single premium rates per $1.00 from ages 0 through 120. The net single premium increases as the Insured grows older. As a result, a dollar of Excess Investment Return would purchase less additional variable insurance each subsequent Policy Year. Net single premiums also vary by the sex and underwriting classification (tobacco or non-tobacco) of the Insured.
The Variable Insurance Amount is calculated on a cumulative basis. This means that the amount reflects the accumulation of increases and decreases from past Policy Years. The cumulative amount may be positive or negative, depending on the investment performance of the Subaccounts selected. If the Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death benefit. In other words, the death benefit is never less than the guaranteed minimum death benefit.
For example, at the beginning of the first Policy Year, the Total Benefit Base and the Assumed Benefit Base for Our Representative Insured issued at issue age 35, with a $50,000 Face Amount ISPC-15 Policy and paid annually are both set to the initial net premium, or $908.09.  Assuming that the annual actual net investment return rate is 6%, the Total Benefit Base grows to $962.58 at the end of the Policy Year.  With an assumed investment return of 4%, the Assumed Benefit Base increases from $908.09 to $944.41.  The difference in the Total Benefit Base and the Assumed Benefit Base results in an Excess Investment Return of $18.17, which is then divided by the net single premium at age 36 of 0.21548 per $1 to derive an additional Variable Insurance Amount of $84.32 purchased on the Policy anniversary.  The Variable Insurance Amount is $0 when the Policy is issued, and it increases to $84.32 after the additional Variable Insurance Amount is purchased.  The death benefit is the Face Amount plus the positive Variable Insurance Amount, or $50,084.32.
On the other hand, assuming the annual actual net investment return is 2%, the Total Benefit Base decreases to $926.24  at the end of the Policy Year, resulting in an Excess Investment Return of negative $18.17 (i.e. $926.24 - $944.41), and the resulting Variable Insurance Amount purchased will be negative $84.32 (i.e. negative $18.17 divided by 0.21548).  In this case, although the cumulative Variable Insurance Amount is negative, the death benefit is the guaranteed minimum death and (2) have no overdue premiums. In addition, Your premiums and/or Face Amount after the partial surrender must still meet the Policy's minimum requirements. A partial surrender will be effective only if We receive all requirements for a partial surrender at Our Administrative Office on or before the Policy anniversary. The partial surrender will be effective on the Policy anniversary.
When You make a partial surrender, the guaranteed minimum death benefit, Variable Insurance Amount, death benefit, Accumulation Value, and Cash Value for the Policy will each be reduced in the same proportion as the partial surrender relates to the Cash Value. The premium will also be reduced. We will pay the portion of the Cash Value of the original Policy that exceeds the Cash Value of the reduced Policy to You as a partial surrender. We will allocate the Accumulation Value of the reduced Policy among the Subaccounts in the same proportion as the allocation of the Accumulation Value of the original Policy. We will usually pay the Surrender Value within seven days if We have received all necessary forms. However, We may delay payment for the following reasons:
■   A recent payment that You made by check has not yet cleared the bank (we will not wait more than 15 days for a check to clear),
■ We are not able to determine the amount of the payment because the NYSE is closed for trading or the SEC determines that a state of emergency exists, or
■ For such other periods as the SEC may by order permit for the protection of security holders.
If, due to either the second or third scenario discussed above, We delay payment of the Surrender Value beyond 30 days from the date that We have received all necessary forms, We will pay interest from the effective date of the surrender.
While We do not assess a charge for full or partial surrenders, You should be aware that any surrender will have tax consequences and that a partial surrender within the first seven years may have adverse tax consequences, see "Tax Information". We may deduct withholding taxes from the Surrender Value.
Policy Loans
You may borrow up to 75% of the Cash Value during the first three Policy Years and 90% of the Cash Value after the first three Policy Years, if You assign Your Policy to Us as sole security. We charge daily interest on the outstanding loan amount at an effective annual rate of 6% compounded on each Policy anniversary. In general, if We approve the loan, We send the loan amount within seven days of receipt of the request. We will not permit a new loan unless it is at least $100 or You never to be less than the proceeds applied.

c
Life Income Only - Payments made only while the person on whose life the payments are based is alive. If the person on whose life the payments are based dies before any life payments are made, then no payments will be made.

OPTIONAL INSURANCE RIDERS
Currently, the following riders may be included in a Policy in states where available (see Appendix A).  If You wish to elect one or more of these riders, You must do so at the time Your Policy is issued. Riders are subject to the payment of an additional premium, certain age and insurance underwriting requirements, and the restrictions and limitations that apply to the Policy, as described above. The summaries below describe important benefits, features, rights and obligations under each rider. Additional terms and conditions are set out in each applicable rider form. You may obtain additional information in this regard from Your representative.
Accidental Death Benefit
You may elect to obtain an accidental death benefit rider, if the Policy Insured's issue age is 0 to 60. The rider provides for an additional fixed amount of death benefit in the event that the Policy Insured dies from accidental bodily injury while the Policy is in force and before the Policy anniversary when the Policy Insured attains age 70. The amount of the benefit is equal to the Face Amount of the Policy, but cannot exceed an amount equal to $200,000 minus the sum of the Policy Insured's accidental death benefit coverage in all other insurance companies.
Waiver of Premium
You can choose to obtain a waiver of premium rider if the Policy Insured's issue age is 15 to 55. Under the rider, We will waive all premiums falling due after the date of commencement of the disability and for as long as the disability continues. Disability, for this purpose, means a total disability of the Insured, which continues for at least six months. Total disability means that the Policy Insured must be unable to engage for remuneration or profit in any occupation for which he or she is or could be suited by reason of education, training or experience.  Being a student is considered engaging in an occupation. The waiver of premium only applies to disabilities that commence before the Policy anniversary when the Policy Insured reaches age 60.

Children's Term Life Insurance Rider
(Only Available on ISPC-WL with Face Amount greater than $150,000; not available on ISPC-15 or ISPC-WL with Face Amount less than or equal to $150,000)
You may purchase life insurance on children of the Policy Insured who are qualified under the terms of this rider.  The Children's Term Life Insurance Rider allows You to purchase between $5,000 and $15,000 of coverage on qualified children, if the Policy Insured's issue age is 18-50. Qualified children are children ages 14 days to 18 years old at the inception of coverage.  The premium is the same regardless of the number of children covered. Children born, adopted, or who become a stepchild after the issue date of the Policy are automatically insured as long as they are qualified under the terms of the rider.  The rider expiration date is the Policy Anniversary on which the Policy Insured attains age 65.
The rider provides coverage to an Insured Child through the earlier of the Insured Child's 25th birthday, or the rider's expiration date. If the Policy Insured dies during the premium payment period and while an Insured Child has coverage, the Insured Child's coverage continues as paid up term insurance through the rider expiration date, with no further premium payable.   The rider coverage is convertible, without evidence of insurability, to a new individual policy providing permanent protection, at the earlier of when the Insured Child attains age 25 or when the Policy Insured attains age 65. The amount of insurance available under such new policy is subject to a minimum equal to the face amount of the rider coverage on the Insured Child, and a maximum equal to the lesser of five times the face amount of the rider coverage on the Insured Child, or $50,000.
Spouse's Life Insurance Rider
(Only Available on ISPC-WL issued with Face Amount greater than $150,000; not available on ISPC-15) You may purchase term life insurance on the Policy Insured's spouse in the form of a rider to the Policy.  The Spouse's Term Insurance Rider provides a death benefit of $25,000 and is offered on simplified issue underwriting basis. This rider is available for a spouse issue ages 18-50.  To be eligible, the spouse to be insured may not be 10 or more years older, nor 10 or more years younger, than the Policy Insured. Rider coverage expires at the later of when the insured spouse attains age 65, or 20 years from the issue date. The rider coverage is convertible to a new permanent plan of insurance without evidence of insurability within 60 days after the death of the Policy Insured, or within 60 days prior to the earliest of:  the date of a scheduled Spouse rider premium increase, or the rider's expiration date, or when the insured spouse attains age 65. Premiums for this rider are level for an initial 20-year period; then increase for subsequent level premium 20-year periods, or to the expiration date of the rider if earlier.
Level Term Insurance Rider
(Only Available on ISPC-WL with Face Amount greater than $150,000, and ISPC-15; not available on ISPC-WL with Face Amount less than or equal to $150,000)
You may elect to obtain additional term insurance protection, in addition to the death benefit provided by the Policy. The additional coverage is purchased in the form of a rider to the Policy. The rider is available with either a 10 year, 15 year, or 20 year coverage period (note: 20 year coverage is not available with ISPC-15).
The 10–year coverage is available for issue ages 18-60; the 15- year coverage is available for issue ages 18-55; and the 20 year coverage is available is available for issue ages 18-50. The rider may be added in an amount up to 5 times the Face Amount of the ISP Choice Policy, subject to a $25,000 minimum amount. The rider coverage is convertible, without evidence of insurability to a new permanent plan of insurance. The amount of insurance under the new Policy may be any amount up to the Face Amount of the rider. The conversion may occur at any time during the rider's premium payment period, but not later than the Policy anniversary when the Insured reaches age 65.
The guaranteed maximum premiums for this rider are level throughout the coverage period. We currently charge premiums less than the guaranteed maximum premiums.
We reserve the right to change current premiums for this rider but any change will be on a uniform basis by premium class and based upon future investment earnings, mortality, persistency and expenses. We cannot change current premiums on account of a deterioration of the Insured's health or a change in occupation.
Guaranteed Insurability Option Rider
(Only Available on ISPC-WL with Face Amount greater than $150,000 and ISPC-15; not available on ISPC-WL with Face Amount less than or equal to $150,000.)
The Guaranteed Insurability Option Rider allows additional face amount purchases, on the Policy Insured, on specified option dates without evidence of insurability, subject to restrictions.  These options dates include Regular Option dates and Alternate Option dates.  The Regular Option dates vary by the issue age of the Policy Insured and provide for such optional purchases every three years, beginning at attained age 22 through attained age 46.  The Alternate Option dates are triggered by Life Events, including: marriage, birth of a child, adoption, or acquiring a mortgage to purchase a new primary residence. The rider may be added for an option amount up to $50,000, subject to a minimum option amount of $25,000.The rider also provides for limited additional 90 day term insurance coverage following a Life Event.
 Other Provisions
Age and Sex
If You have misstated the age or sex of the Insured, the benefits available under the Policy are those that the premiums paid would have purchased for the correct age and sex.
Assignment
You may assign the benefits under a Policy to someone else. However, the assignment is not binding on Us, unless it is in writing and received at Our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Unless otherwise provided in the assignment, the interest of any revocable beneficiary is subordinate to the interest of any assignee, regardless of when You made the assignment. The assignee receives any sum payable to the extent of his or her interest.
Beneficiary
This is the person(s) you designate in the application to receive death benefits under the Policy upon the death of the Insured. You may change this designation during the Insured's lifetime, by filing a written request with Our Administrative Office in a form acceptable to Us.
Right to Examine
You have a period of time to review Your Policy and cancel it for a refund of premiums paid. The duration and terms of the "right to examine" period vary by state (see Appendix B). At a minimum You can cancel Your Policy within 10 days after receipt. You must return Your Policy along with a written request for cancellation.
Default and Options on Default
A Policy is in default if You do not pay any premium (after the first premium) when it is due. There is a grace period of 31 days during which the Policy continues in force. If the Insured dies during the grace period,

We deduct from the death benefit the portion of the premium applicable to the period from the premium due date to the end of the Policy month in which death occurs.
If You have elected the automatic premium loan provision, and You do not pay a premium within the grace period, the premium will automatically be borrowed from the Cash Value of the Policy. If You do not resume paying premiums, this process will continue until the Cash Value in Your Policy is exhausted. This will result in a termination of Your Policy or conversion of the remaining Cash Value into a continued insurance option. The total amount of all loans then outstanding will be considered a taxable distribution to the extent You have any gains in Your Policy.
If You have not elected the automatic premium loan provision and You do not surrender a Policy within 31 days after the date of default, We apply the Policy's Cash Value minus any loan and interest to purchase continued insurance. If the Insured is rated as standard class, You automatically have the extended term insurance option if You make no other choice. If We rated the Policy for extra mortality risks, You automatically receive the reduced paid-up whole life insurance option. Both options are for fixed life insurance, and neither option requires the further payment of premiums.
The extended term insurance option provides a fixed and level amount of term insurance equal to the death benefit (minus any indebtedness) as of the date the option becomes effective. The insurance coverage under this option continues for as long a period as the Surrender Value on such date purchases.
The reduced paid-up whole life insurance option provides a guaranteed level amount of paid-up whole life insurance. The guaranteed amount of coverage is the amount that the Surrender Value purchases on the date the option becomes effective.
When the Policy is continued as paid-up or extended term insurance, the Subaccount Benefit Base is transferred from the Separate Account to the Company's General Account. As a result, the assets from the Subaccount Benefit Base will be subject to general liabilities from Our business operations and to claims by Our general creditors.
You may surrender a Policy continued under either option for its Cash Value while the Insured is living. You may make a loan under the reduced paid-up whole life insurance option, but not under the extended term insurance option. However, the death benefit will be reduced by any loan balance. If the loan balance exceeds the Cash Value of the paid –up coverage, the paid-up coverage will terminate.
Right to Exchange Options
The exchange options allow You to exchange this Policy, under certain conditions, for a permanent fixed benefit life insurance Policy if this Policy was issued in the State of New York. There are no fees or sales charges imposed on either exchange option.
Exchange Option 1
 Within the first 18 months after the Policy's issue date, if You have duly paid all premiums, You may exchange this Policy for a permanent fixed life insurance Policy that We issue on the Insured's life.
You do not need to provide evidence of insurability to exercise this option. The new Policy will have a level Face Amount equal to the Face Amount of this Policy. The new Policy will have the same issue date, issue age and premium class as this Policy and the same optional insurance riders if such riders are available. We base premiums for the new Policy on the premium rates for the new Policy that were in effect on this Policy's issue date.
In some cases, issuance of the new policy will be subject to a Cash Value adjustment.  The Cash Value adjustment amount is equal to the policy Accumulation Value plus all charges assessed to this policy accumulated at this policy's Assumed Interest Rate minus the aggregate past Gross Premiums of the proposed new policy, accumulated at this policy's Assumed Interest Rate.  If the result is positive, We pay that amount to You. If the result is negative, You pay that amount to Us. We will determine the amount of a cash adjustment as of the date We receive the Policy and written request at Our Administrative Office.
Exchange Option 2
 If any Fund changes its investment adviser or makes a material change in its investment objectives or restrictions, You may exchange this Policy for a permanent fixed benefit life insurance Policy that We issue on the Insured's life. We will notify You if there is any such change. You will be able to exchange this Policy within 60 days after Our Notice or the effective date of the change, whichever comes later. No evidence of insurability is required for this exchange.
The new Policy will be issued at Your attained age at the time of the exchange on a substantially comparable General Account plan of insurance. The face amount of the new Policy will be for an amount not exceeding the excess of the Death Benefit of this Policy on the date of exchange or:

1. The Cash Value of this Policy on the date of exchange if You elect to surrender this Policy; or
2. The death benefit payable under the Paid-Up Insurance Surrender Value Option if You choose to elect that option.
Grace Period
With the exception of the first premium, We allow a grace period of 31 days for payment of each premium after it is due. The Policy continues in force during the grace period unless You surrender it.
Incontestability
Except for fraud or nonpayment of premiums, We do not contest the validity of the Policy and its riders after it has been in force during the lifetime of the Insured for two years from the date of issue.
Changes to the Policy
We have the right to change the terms of the Policy without Your consent where necessary to comply with applicable law. We may, at our discretion, replace or supplement the Separate Account with a different separate account (which may have its own subaccounts) or add additional Subaccounts as available options under the Policy. We may discontinue any existing Subaccounts as available options under the Policy. We reserve the right to combine the Separate Account with any other separate account or to combine Subaccounts. We may at Our discretion invest the assets of any Subaccount in the shares of another investment company or any other investment permitted by law. Such substitution would be made in compliance with any applicable provisions of the 1940 Act.
We will provide You with written notice regarding any significant changes.
State Variations
Where required by state law, there may be variations in the Policy which are covered by a special form of the Policy for Your state. Your Policy, as a result, may differ from those described in this prospectus. You should refer to Your Policy and any applicable riders for terms that are specific to Your characteristics.
We offer the Policy in most states. Check with Your representative regarding availability in Your state. The Policy is offered continuously. Although We do not anticipate discontinuing the offer of the Policy, We reserve the right to do so at any time.
Payment and Deferment
We will usually pay the death benefit, Surrender Value, or loan proceeds within seven days after We receive all documents required for such payments. However, We may delay payment if (1) a recent payment by check has not yet cleared the bank, (2) We cannot determine the amount because the NYSE is closed for trading, or (3) the SEC determines that a state of emergency exists.
Under a Policy continued as paid-up or extended term insurance, We may defer the payment of the Surrender Value or loan proceeds for up to six months. If We postpone the payment more than 30 days, We will pay interest. We will pay the interest from the date of surrender to the date We make payment.
Payment of Dividends
The Policy does not provide for dividend payments. Therefore, it is "non-participating" in the earnings of FLIAC.
Policy Years and Anniversaries
We measure Policy Years and anniversaries from the date of issue of the Policy, which will generally be the date on which We approve the application. Each Policy Year will commence on the anniversary of the date of issue.
Reinstatement
If the Policy terminates, You may apply for reinstatement within three years of termination. A Policy surrendered for cash or for which the extended term insurance option was in effect may not be reinstated. To reinstate, You must present evidence of insurability acceptable to Us, which, in some cases, may involve standard underwriting, including a medical examination, and You must pay to Us the greater of:
(1) All premiums from the date of default with interest to the date of reinstatement, plus any Policy debt (plus interest to the date of reinstatement) in effect when You continued the Policy as reduced paid-up insurance or extended term insurance; or
(2) 110% of the increase in Cash Value resulting from reinstatement.
To reinstate, You must also pay Us any Policy debt that arose after the continuation of the Policy as reduced paid-up insurance. We calculate interest on any such debt at the rate of 6% per year compounded annually.
Suicide
If the Insured commits suicide within two years from the Policy's date of issue, Our liability under the Policy is limited to all premiums paid less any indebtedness.

FEDERAL TAX INFORMATION
This section provides an overview of federal tax law as it pertains to the Policy. It assumes that the Policyowner is a natural person who is a U.S. citizen or U.S. resident. The tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different. We do not discuss state or local taxes herein, except as noted. The tax law described herein could change, possibly retroactively. The discussion is general in nature and is not tax advice, for which You should consult a qualified tax adviser.
POLICY PROCEEDS
We believe that the Policy qualifies as a life insurance contract for federal income tax purposes because it meets the definition of "life insurance contract" in Section 7702 of the Internal Revenue Code of 1986, as amended ("Code").  Under Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a guideline premium test or a cash value accumulation test.  We have designed Your Policy to comply with only the cash value accumulation test. The investments of each Subaccount also satisfy the investment diversification requirements of Section 817(h) of the Code. Consequently:
■ The death benefit will, if and when paid, be excluded from the gross income of the Beneficiary for federal income tax purposes;
■ The growth of the Cash Value of the Policy, if any, that is attributable to the investments in the Subaccounts will not be subject to federal income tax, unless and until there is a full or partial surrender of the Policy; and
■ Transfers among Subaccounts are not taxable events for purposes of federal income tax.
SURRENDERS AND LOANS
The federal tax treatment of Policy surrenders and loans depends upon whether the Policy is a MEC under Section 7702A of the Code. A MEC is a contract that meets the definition of a "life insurance contract" but fails to meet the "seven-pay" test of Section 7702A(b). Under the seven-pay test, the total premiums paid cannot, at any time during the first seven years of a contract, exceed the total premiums that would have been paid by that time under a similar fixed-benefit life insurance Policy designed to provide for paid-up future benefits after the payment of seven equal annual premiums.
The Policy offered by this prospectus has been designed so that it will not

"Cash Value"). In that case, all outstanding loans will be immediately taxable to the extent they exceed premiums paid. You should consult with a qualified tax expert before taking a Policy loan.
Policies that Are MECs
A Policy that is classified as a MEC continues to be a life insurance contract for purposes of the federal income tax treatment of the death benefit and inside build-up. However, distributions are treated differently. Distributions from a Policy that is classified as a MEC are taxed on an "income first" basis (that is, if a Policy is a MEC, generally distributions are taxed as earnings first, followed by a return of the Policy's cost basis). If a Policy is a MEC, distributions include partial and full surrenders. Also, Policy loans from a MEC may be taxable. Furthermore, if a Policy becomes a MEC, distributions that occur prior to the date on which it became a MEC may also be subject to the MEC rules. Finally, subject to certain exceptions, taxable withdrawals that are made from a MEC prior to age 59 ½ are subject to an additional 10% penalty.
Tax Withholding
Regardless of whether Your Policy is a MEC, whenever there is a taxable distribution from the Policy, the amount of any gain is subject to federal income tax withholding and reporting. We will not withhold income tax if You so request in writing before the payment date. However, in such event, You are subject to any potential tax penalties that may result from Our failure to withhold taxes.
Estate and Generation Skipping Taxes
Because of the complex nature of the Federal tax law, We recommend that you consult with a qualified tax adviser about the estate tax implications associated with purchasing a Policy. The Code provides an exemption for federal estate tax purposes of $5.49 million for 2017 (adjusted for inflation annually thereafter) and a top estate tax rate of 40%.  An unlimited marital deduction may be available for assets left to a U.S. citizen spouse. The marital deduction defers estate and gift taxes until the death of the surviving spouse.  Under the Act, "portability" is made permanent, so that any unused exemption in one spouse's estate will be available in most cases to the surviving spouse.
When the Insured dies, the death benefit payable under the Insured's Policy will generally be included in the Insured's estate for federal estate tax purposes if (1) the Insured and the Policyowner are the same or (2) the

OTHER INFORMATION
VOTING RIGHTS
Because the Funds of the Life Series Funds do not require annual shareholder meetings, Policyowners generally will not have an occasion to vote on matters that pertain to the Funds. In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily. For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund's shareholders in accordance with the 1940 Act.
If a Fund holds a meeting at which shareholders are entitled to vote, Policyowners will have the opportunity to provide voting instructions for shares of the Fund held by a Subaccount in which their Policy invests. We will vote the shares at any such meeting as follows:
■ Shares attributable to Policyowners for which We have received instructions, in accordance with the instructions;
■ Shares attributable to Policyowners for which We have not received instructions, in the same proportion that We voted shares held in the Subaccount for which We received instructions; and
■ Shares not attributable to Policyowners, in the same proportion that We have voted shares held in the Subaccount attributable to Policyowners for which We have received instructions.
We will vote Fund shares that We hold directly in the same proportion that We vote shares held in any corresponding Subaccounts that are attributable to Policyowners and for which We receive instructions. However, We will vote Our own shares as We deem appropriate where there are no shares held by Policyholders in any Subaccount. We will present all the shares of any Fund that We hold through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum.  As a result of proportional voting, the votes cast by a small number of Policyowners may determine the outcome of a vote.
We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Policyowner by dividing the value of the Subaccount by the net asset value of one Fund share. We will determine the number of votes that a Policyowner has the right to cast as of the record date established by the Funds.

Appendix A

Policy and Rider State Approvals

The Policy is approved in all states except Alaska, Montana and South Dakota.

The riders discussed in this prospectus are approved in all states except Alaska, Montana, New York (application for approval to be filed) and South Dakota.

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Appendix B

State Variations among Right to Examine Provisions

1.     California

     a.  CA Non- Senior (under age 60)

NOTICE OF 10 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within ten days after its receipt by the You (thirty days in the case of a replacement Policy) and You will be entitled to a refund of the Cash Value and any Policy fee paid for the Policy, whereupon the Policy shall be void.

     b.  CA Seniors—(issued age 60 and over):

This Policy may be returned within 30 days from the date You received it. During that 30-day period, Your money will be placed in the Fixed Account or, unless You direct that the premium be invested in a stock or bond portfolio underlying the Policy during the 30-day period. If You do not direct that the premium be invested in a stock or bond portfolio, and if You return the Policy within the 30-day period, You will be entitled to a refund of the premium and any Policy fee paid.  If You direct that the premium be invested in a stock or bond portfolio during the 30-day period, and if You return the Policy during that period, You will be entitled to a refund of the Policy’s Cash Value on the day the Policy is received by Us or the agent who sold You this Policy, which could be less than the premium You paid for the Policy, plus any Policy fee paid.

2.     District of Columbia:

NOTICE OF RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within the later of forty-five days after You signed the application for the Policy, or ten days after its receipt by the You (thirty days in the case of a replacement Policy).  The premium, including any Policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

3.     New York:

NOTICE OF 10 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to the Us or to the insurance agent through whom it was purchased within ten days after its receipt by You (sixty days in the case of a replacement Policy). The premium, including any Policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

B-1

4.     North Dakota:

NOTICE OF 20 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within twenty days after its receipt by You (thirty days in the case of a replacement Policy).  The premium, including any Policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

5.    All Other States:

NOTICE OF 10 DAY RIGHT TO EXAMINE POLICY: If for any reason You are dissatisfied with this Policy, it may be returned to Us or to the insurance agent through whom it was purchased within ten days after its receipt by You (thirty days in the case of a replacement Policy).  The premium, including any policy charges, will then be refunded, whereupon the Policy shall be void from the beginning and You and FLIAC shall be in the same position as if no Policy had been issued.

 B-2